

November 12, 2013

<u>Via E-Mail</u>
Robert J. Gallagher
Chief Executive Officer
New Gold Inc.
Suite 1800 Two Bentall Centre
555 Burrard Street
Vancouver, British Columbia
Canada V7X 1M9

    Re: **New Gold Inc.**
            Form 40-F for the Year Ended December 31, 2012
            Filed March 28, 2013
            File No. 001-31722

Dear Mr. Gallagher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining